SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Change In Registrant’s Independent Registered Public Accounting Firm

As disclosed in a report on Form 6-K filed by Highway Holdings Limited (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on January 21, 2020 (the “January Form 6-K”), the Company reported that on January 21, 2020 the Company appointed Gumbiner Savett Inc. (“Gumbiner”) as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2020. Gumbiner is an assurance, tax, and business advisory firm based in Santa Monica, California, U.S. As noted in the January Form 6-K, Gumbiner replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), the former independent auditor in Hong Kong.

The Audit Committee of the Company’s Board of Directors has been informed that Gumbiner will not be able to complete its audit of the Company’s financial statements for the year ended March 31, 2020 by the July 31, 2020 deadline for filing the Company’s Annual Report on Form 20-F with the SEC. Furthermore, because of the on-going travel restrictions resulting from the worldwide COVID-19 pandemic and the resulting lack of access to the Company’s records and facilities in Hong Kong, Shenzhen, China, or Yangon, Myanmar, it is uncertain when Gumbiner would be able to complete the audit. Accordingly, on July 20, 2020 the Company’s Audit Committee dismissed Gumbiner. On July 24, 2020 the Audit Committee appointed Centurion ZD CPA & Co., an accounting firm based in Hong Kong, as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2020. The Audit Committee has authorized Deloitte and Gumbiner to respond fully to all inquiries from Centurion ZD CPA & Co.

As previously reported in the January Form 6-K, Deloitte’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended March 31, 2019 and March 31, 2018 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended March 31, 2019 and March 31, 2018 and through the subsequent interim period on or prior to January 21, 2020, there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its report.

Gumbiner performed substantive work with respect to the audit work for the fiscal year ended March 31, 2020 but did not complete its work or issue an audit report. During the course of its work, Gumbiner informed the Company that it believed that there were material weaknesses in the Company’s internal control over financial reporting as of March 31, 2020. There were no disagreements with Gumbiner on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) or reportable event(s), if not resolved to the satisfaction of Gumbiner would have caused Gumbiner to make reference to the subject matter of the disagreement(s) or reportable event(s) in connection with its report on the Company’s consolidated financial statements for the March 31, 2020 fiscal year.

During the Company’s fiscal years ended March 31, 2018, 2019 and 2020, and through the subsequent interim period on or prior to July 24, 2020, neither the Company nor anyone on its behalf has consulted with Centurion ZD CPA & Co. on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

In accordance with Item 304(a)(3) of Regulation S-K, the Company provided Gumbiner with a copy of the statements set forth in this filing on Form 6-K with the SEC. The Company requested that Gumbiner furnish the Company with a letter addressed to the SEC stating whether such accounting firm agrees with the statements in this Form 6-K as required by SEC rules, and Gumbiner has furnished the requested letter, which is attached as Exhibit 99.1 to this report.

Financial Statements and Exhibits

Exhibit Index.

Exhibit No.	Description
99.1	Letter of Gumbiner Savett Inc., dated July 30, 2020, regarding the change in the independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 30, 2020	By:	/s/ ALAN CHAN
Alan Chan Chief Financial Officer